AGREEMENT

     THIS AGREEMENT (hereinafter referred to as this "Agreement"), made and entered into as of July 31, 2001 (hereinafter referred to as the "Agreement Date"), by and among Corpas Investment, Inc. ("Corpas"), a Florida corporation, and Corpas Investors, LLC ("Investor"), a Georgia limited liability corporation.

                           W I T N E S S E T H:

     WHEREAS, Corpas is in the business of developing and marketing action programming to cable channels;

     WHEREAS, Corpas is a public company whose common stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, is in default on its reporting obligations thereunder, and is currently traded on the Pink Sheets under the symbol "CPIM;"

     WHEREAS, Corpas is authorized to issue 50,000,000 shares of common stock, par value $0.001 per share, of which approximately 19 million common shares are issued and outstanding;

     WHEREAS, because of a lack of capital and a dispute with its major licensee, the Company currently has no revenues or employees, has over $1 million in delinquent debt, and its stock trades for less than $0.01 per share;

     WHEREAS, Investor has agreed to provide management and financial assistance to Corpas to enable it to turnaround its current business, settle its liabilities, become compliant in its SEC reporting obligations and, if appropriate, locate and pursue other acquisitions in order to maximize shareholder value, on the terms and conditions set forth herein;

     NOW, THEREFORE, for and in consideration of the covenants and agreements hereinafter set forth and the sum of Ten Dollars ($10.00) and other valuable consideration, the receipt and sufficiency whereof are hereby acknowledged, the parties hereby covenant and agree as follows:

     1. Purchase of Shares. Investor hereby agrees to purchase 30,000,000 shares of common stock of Corpas for the sum of $25,000, which funds will be dedicated to costs associated with Corpas' 2000 audit, preparing any filings necessary to bring Corpas compliant with its SEC reporting obligations, reincorporating Corpas in the State of Delaware, adopting a holding company structure for Corpas, settling its liabilities, and effecting a reverse split of its common stock. The parties agree that the Investor will be obligated to invest such funds at the earlier of a) the date such funds are actually needed to pay the costs identified above, or
b) December 31, 2001.

     2. Changes to Board of Directors. Upon execution of this Agreement, Corpas agrees to cause its board of directors to resign, and to appoint directors designated by the Investor. The parties agree that the directors to be designated by the Investor will initially be Robert J. Mottern and Kevin Welch. The parties also agree that Corpas' bylaws will be amended to create one advisory board position. The advisory board member will not have the power to vote on any matter on which directors are entitled to vote, will be elected for one year terms on the same basis as regular board members, will be entitled to prior notice of any board meeting, and will have the right to express its views on any merger, acquisition, share exchange, or significant sale of assets of Corpas. The parties agree that the advisory board member will initially be Ross Love.

     3. Future Corporate Acts. The parties agree that the board members designated by the Investor will use their best efforts to:

      (a) cause Corpas to be reincorporated as a Delaware corporation;

      (b) cause Corpas to be reinorganized as a holding company pursuant to
Section 251(g) of the Delaware General Corporation Law;

      (c) effect a 1 for 150 reverse split of Corpas' common stock;

      (d) cause Corpas to make a one time offer to settle any claim against Corpas under its 10.5% redeemable promissory notes on the following basis: one post-split share for each $10 principle amount of indebtedness;

      (e) cause Corpas to make a one time offer to settle any claim against Corpas for unpaid wages, severance or options to its officers and key employees on the following basis: one post-split share for each option to purchase 140 shares (pre-split) of common stock, regardless whether vested or unvested.

     4. Covenant Against Reverse Split. The Investor covenants and agrees that neither it, nor any directors appointed or designated by it, will take any action to cause Corpas to effect any reverse split other than the reverse split authorized by paragraph 3(c) herein.

     5. Corpas's Liabilities. Investor shall not assume, or be responsible for paying, any debts, liabilities or obligations of Corpas, and Corpas hereby indemnifies and holds Investor harmless against any liabilities of Corpas, existing as of the date of this Agreement, including without limitation any liability of Corpas for trade payables, accrued employee obligations, state or federal taxes, warranty claims, sales and use taxes, or litigation claims, as well as reasonable attorneys fees incurred by Investor as a result of any such liability of Corpas. Corpas further hereby indemnifies and holds Investor harmless against any claim made against Investor relating to any liability of Corpas existing as of the date of this Agreement, including reasonable attorneys fees incurred by Investor in defense of such claim, by any party asserting a claim against Investor in a derivative capacity on behalf of Corpas; provided, however, that the foregoing indemnity does not include any claim asserted by Corpas against Investor based on an alleged breach by Investor of this Agreement.

     6. Representations and Warranties of Corpas. Corpas represents and warrants the following:

      (a) Corpas is a validly formed corporation in good standing under the laws of the State of Florida, and all franchise taxes and fees required to maintain it in good standing have been paid;

      (b) Corpas is authorized to execute, deliver and perform this Agreement according to its terms;

      (c) The performance by Corpas of its duties and obligations under this Agreement and the agreements executed pursuant hereto, are consistent with and not in violation of, and will not create any default under, any contract, agreement or other instrument to which Corpas are a party, any judicial order or judgment of any nature by which Corpas is bound; and this Agreement, and the covenants and agreements of Corpas under this Agreement, are the valid and binding obligations of Corpas enforceable in accordance with their terms.

     7. Representations and Warranties of Investor. Investor represents and warrants the following:

      (a) Investor is a validly formed corporation in good standing under the laws of the State of Georgia, and all franchise taxes and fees required to maintain Investor in good standing have been paid;

      (b) Investor is authorized to execute, deliver and perform this Agreement according to its terms;

      (c) The performance by Investor of its duties and obligations under this Agreement and the agreements executed pursuant hereto are consistent with and not in violation of, and will not create any default under, any contract, agreement or other instrument to which Investor is a party, any judicial order or judgment of any nature by which Investor is bound; and this Agreement, and the covenants and agreements of Investor under this Agreement, are the valid and binding obligations of Investor enforceable in accordance with their terms;

     8. Liability of Investor. Investor assumes and shall have no responsibility or liability to Corpas under this Agreement except for the amount it has agreed to pay to purchase shares of common stock of Corpas. Investor only agrees to use its best efforts to accomplish the transactions described herein, and shall have no liability for the success or failure of such actions. The Investor shall have the right to terminate and rescind this Agreement in the event it is not able to secure agreements from Corpas' accounting and legal counsel as to the performance of such services as are reasonably necessary to bring Corpas in compliance with its SEC reporting obligations for the amount of money which the Investor has agreed to invest in Corpas pursuant to Paragraph 1 herein, less any out-of-pocket expenses which must be incurred to effect the transactions described herein.

     9. Confidentiality. All information acquired by Investor or its agents from Corpas, its agents, employees or directors concerning Corpas during the negotiation of this Agreement or pursuant to due diligence prior to the Agreement Date, except information which was otherwise obtained by Investor or which has been, or is subsequently, publicly disclosed by Corpas, shall be considered confidential, shall be held by Investor in strictest confidence (subject to any legal requirements applicable to Investor) and shall not be utilized by it for advantage or disclosed to others (except to Investor's financial, legal and other advisors or as may be required in order for Investor to comply with any applicable legal requirements) without the prior written consent of Corpas. The provisions of this paragraph shall survive the termination of this Agreement. Investor and Corpas each shall give the other a copy of any written disclosure either party proposes to make in accordance with this paragraph not less than 24 hours prior to release to any person or the public of such disclosure.

     10. Survival of Representations and Warranties. Except as otherwise provided herein, all representations and warranties made herein or in any document or instrument executed and delivered pursuant hereto are material, have been relied upon by Corpas and Investor and shall survive the execution of this Agreement and shall not merge in the performance of any obligation by any party hereto. Any claim for indemnification hereunder must be made by giving written notice of such claim to the party from whom indemnification is sought not later than five (5) years after the date of this Agreement.

     11. Successors and Assigns. This Agreement shall apply to, inure to the benefit of and be binding upon and enforceable against the parties hereto and their respective heirs, legal representatives, successors and assigns, to the same extent as if specified at length throughout this Agreement.

     12. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which counterparts together shall constitute one and the same instrument.

     13. Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Georgia, without regard to its provisions regarding conflict of laws.

     14. Entire Agreement. This Agreement supersedes all prior discussions and agreements between Corpas and Investor concerning the transactions contemplated herein and all other matters contained herein and constitutes the sole and entire agreement between Corpas and Investor with respect hereto. This Agreement may not be modified or amended unless such amendment is set forth in writing and signed by Corpas and Investor. This Agreement supercedes and replaces the agreement between Corpas and Emerging Equity Partners.

     IN WITNESS WHEREOF the parties have executed this Agreement under seal as of the Agreement Date.

Corpas:
Corpas Investment, Inc.


/s/ Ross Love
By: Ross Love, Chief Executive Officer



Investor:
Corpas Investors, LLC


/s/ Kevin Welch
By: Kevin Welch, Manager